Exhibit 99.2

MANAGEMENT’ S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes. The discussion and analysis below present our historical results as of and for the periods ended on, the dates indicated. Some of the information contained in this discussion and analysis are forward-looking statements that involve risks and uncertainties. The historical financials below are those of the Company and its subsidiaries.

Overview

We are a one-stop tourism and management solutions service provider for MICE in the UAE. We, through our subsidiaries provide comprehensive services and customized solutions for tourism and MICE travel customers, including event planning, ticketing, visa application, ground services, accommodation and dining arrangements, event reception and execution. We collaborate with numerous experienced travel agencies, hotels, airlines, and other relevant service providers to ensure providing personalized service with high quality.

For the six months ended June 30, 2025 and 2024, our revenue was approximately $9.7 million and $8.5 million, respectively. We recorded net income of approximately $0.3 million and $0.1 million for the six months ended June 30, 2025 and 2024.

Key Factors Affecting Our Results of Operations

Our results of operations have been, and are expected to continue to be, affected by various factors, which primarily include the following:

General Factors Affecting Our Results of Operations

●	global economic growth;

●	the growth and competitive landscape of management solution service industry in UAE; and

●	governmental policies and initiatives affecting the UAE’s management solution service industry. For instance, to stimulate the development of Dubai’s MICE services industry, the Dubai government has introduced a policy in 2023 to provide financial support to qualified MICE service suppliers. Under this incentive scheme, MICE service suppliers will receive financial support for events they host with more than 500 attendees. As of the date of this report, we have received such supports three times from the Department of Dubai Business Events in an amount of $40,844 (AED150,000), $102,110 (AED375,000), and $34,037 (AED125,000) which were used to offset the cost of the three large-scale exhibition events we hosted for in 2023, 2024, and 2025 with more than 500 attendees each. We expect to continue receiving such incentives, as long as the policy remains in place, as we are committed to expanding our customer base and service scope and to hosting events with more than 500 attendees.

Special Factors Affecting Our Results of Operation

While our business is influenced by general factors affecting our industry, our operating results are more directly affected by company-specific factors, including the following key factors:

●	Our ability to maintain relationships with major customers;

●	Our ability to maintain relationships with third-party service providers;

●	Our ability to retain, attract, and motivate key personnel; and

●	Our ability to maintain and enhance the recognition of our brands.

Impact of the COVID-19 Pandemic

The COVID-19 pandemic severely restricted the level of economic activity around the world beginning in 2020. Government measures implemented then to contain the spread of COVID-19, such as imposing restrictions on travel and business operations, limited business travel significantly below 2019 levels.

Since then, many countries have vaccinated a reasonable proportion of their population, and the spread of virus is now being contained to varying degrees in different countries. With the evolution of milder COVID-19 variants, availability of multiple vaccine booster doses, and increasing familiarity with the virus, many COVID-19 related travel restrictions have been lifted with countries reopening their borders for foreign travel and clients becoming more comfortable traveling. This has led to a moderation, and to some extent, a recovery, from the more severe declines in business travel bookings experienced at the height of the pandemic and during periods of resurgence. We have seen improvement in our transaction volume starting the second half of 2021 and continuing into the six months ended June 30, 2025. While the global travel activity has since shown a recovery trend, it remains below levels reached in 2019. Since March 2020, we have taken several measures to preserve our liquidity, including initiating a business response plan to the COVID-19 pandemic (voluntary and involuntary redundancies, flexible workings, mandatory pay reductions, and consolidating facilities.). We incurred a net income of $0.3 million and had cash inflows from operations of $0.3 million for the six months ended June 30, 2025 compared to a net income of $0.1 million and cash outflows from operations of $0.4 million for the six months ended June 30, 2024.

Overall, the full duration and total impact of COVID-19 remains uncertain, and it is difficult to predict how the recovery will unfold for the travel industry and, in particular, our business going forward. The severity and duration of resurgence of COVID-19 variants, as well as uncertainty over the efficacy of the vaccines against such new variants of the virus, may contribute to delays in economic recovery.

On May 5, 2023, the World Health Organization declared that COVID-19 is now an established and ongoing health issue which no longer constitutes a public health emergency of international concern. However, the extent of the impact of COVID-19 on our future financial results will be dependent on future developments such as the length and severity of COVID-19, the potential resurgence of COVID-19 cases, future government actions in response to COVID-19, and the overall impact of COVID-19 on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, we are currently unable to quantify the expected impact of COVID-19 on our future operations, financial condition, liquidity, and results of operations.

Key Components of Our Results of Operations

Revenue

We generate our revenue primarily by providing (i) MICE management solution services, (ii) packaged tours services, (iii) services for transportation ticketing and accommodation reservation, and (iv) other travel related services. Revenue is recognized when control of the promised services in an arrangement is transferred to the customers in an amount that reflects the expected consideration in exchange for those services. The following table sets forth a breakdown of the Group’s revenue, in thousands amounts and percentages of total revenue for the periods presented:

	For the Six Months Ended June 30,
	2025		2024
	USD	%	USD	%
	(Amounts in thousands, except for percentages)
MICE management solution services revenue	8,736	89.7	6,335	74.4
Packaged tours services revenue	709	7.3	1,864	21.9
Commission revenue for transportation ticketing and accommodation reservation services	236	2.4	222	2.6
Other revenue	59	0.6	91	1.1
Total revenue	9,740	100.0	8,512	100.0

MICE management solution services revenue.

We generate revenue from providing MICE management solution services to corporate customers for their business purpose tourism. Our services cover all aspects of the work including event planning, venue selection, event promotion, event execution, event management, and post-event evaluation. MICE management solution services revenue is recognized on a gross basis at a point in time when the service is completed.

For the six months ended June 30, 2025 and 2024, our MICE management solution services revenue accounted for approximately $8.7 million and $6.3 million, representing 89.7% and 74.4% of our total revenue, respectively.

Packaged tours services revenue.

We, through our subsidiaries, also operate our self-operated local tour operator business in various destinations by directly providing destination-based services to the organized tour customers, starting from their arrival at the destination and all the way until they depart from the destination. As a self-operated local tour operator, our subsidiaries integrate the underlying resources such as transportations, accommodations, entertainments, meals, and tour guide services from selected suppliers, directs the selected vendors to provide services on our subsidiaries’ behalf, and hence sets up the price for the tour.

For the six months ended June 30, 2025 and 2024, packaged tours service revenue accounted for approximately $0.7 million and $1.9 million, representing 7.3% and 21.9% of our total revenue, respectively.

Commission revenue for transportation ticketing and accommodation reservation services.

We receive commissions from travel suppliers for ticketing reservations, hotel room reservations, and other related services through the Group’s transaction under various services agreements. We are not entitled to commission fees for tickets or hotel rooms canceled by end users. We present revenue from such transactions on a net basis as we generally do not control the service provided by the travel supplier to the end user and do not assume inventory risk for canceled ticketing and hotel room reservations.

For the six months ended June 30, 2025 and 2024, commission revenue for transportation ticketing and accommodation reservation services accounted for approximately $0.2 million and $0.2 million, representing 2.4% and 2.6% of our total revenue, respectively.

Other Revenue.

Other revenue primarily comprises revenue generated from service fees received from insurance companies and commission fees from other travel-related products and services, such as tourist attraction tickets and visa application services.

Costs of Revenue

Cost of revenue mainly consists of salaries and other compensation expenses related to our tour advisors, customer services representatives, and other personnel related to MICE management solution services and packaged tours transactions, and other expenses directly attributable to our subsidiaries’ principal business operations, primarily including cost of merchandises, payment processing fees, telecommunication expenses, rental expenses, depreciation expenses, and other service fees. For the arrangements where our subsidiaries secure availabilities of tours and bears substantive inventory risks and for the self-operated local tour operator business, from which revenue are recognized on a gross basis, cost of revenue also includes the amount paid to tour operators or suppliers. The following table sets forth a breakdown of our cost of revenue, in absolute amounts and percentages of our total revenue for the periods presented:

	For the Six Months Ended June 30,
	2025		2024
	USD	%	USD	%
	(Amounts in thousands, except for percentages)
Cost of MICE management solution services	7,272	74.7	5,162	60.6
Cost of packaged tours services	595	6.1	1,534	18.1
Total cost of revenue	7,867	80.8	6,696	78.7

Operating expenses

Our operating expenses consist of selling and marketing expenses and general and administrative expenses. The following table sets forth our operating expenses, both in amount and as a percentage of our total revenue for the periods presented:

	For the Six Months Ended June 30,
	2025		2024
	USD	%	USD	%
	(Amounts in thousands, except for percentages)
Operating expenses
Selling and marketing expenses	746	7.7	665	7.8
General and administrative expenses	794	8.2	1,025	12.0
Total operating expenses	1,540	15.9	1,690	19.8

Selling and marketing expenses

Our selling and marketing expenses primarily consist of (i) compensation to sales personnel, including the salaries, performance-based bonus, and other benefits; (ii) service fee related to the sales and marketing function; (iii) advertising, marketing, and brand promotion expenses; and (iv) other expenses in relation to the selling and marketing activities.

Our selling and marketing expenses increased to approximately $0.7 million for the six months ended June 30, 2025 from approximately $0.6 million for the six months ended June 30, 2024. Despite the increase in revenue from the six months ended June 30, 2024 to the six months ended June 30, 2025, the Company did not rely on higher spending for sales growth. Instead, it focused on maintaining relationships with its existing customers for promotional purposes. Therefore, selling and marketing expenses did not fluctuate significantly.

General and administrative expenses

Our general and administrative expenses primarily consist of (i) compensation for our management and administrative personnel; (ii) professional service expense; (iii) depreciation and amortization; and (iv) transportation, insurance, and other expenses in relation to the general and administrative activities.

Our general and administrative expenses as a percentage of revenue decreased to approximately 8.2% for the six months ended June 30, 2025 from approximately 12.0% for the six months ended June 30, 2024, primarily due to the Company’s ongoing efforts to streamline internal administrative procedures and enhance employee efficiency, which led to a reduction in staff costs.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation tax.

The United Arab Emirates

Under the current laws of the UAE, our subsidiaries incorporated in Dubai are not subject to tax on income or capital gain. Additionally, UAE does not impose a withholding tax on payments of dividends to shareholders.

Incoming Federal Corporate Tax

The UAE has recently issued the Corporate Tax Law, pursuant to which federal corporate tax will be implemented for financial periods starting on or after June 1, 2023. A tax rate of 9% on taxable income in excess of AED 375,000 (US$102,110) will be applicable to (i) legal persons incorporated or managed and controlled in the UAE; (ii) natural persons that conduct business in the UAE; and (iii) foreign businesses that have a permanent establishment in the UAE. Special rules govern qualifying free zone entities, pursuant to which such entities will be subject to 0% tax on their qualifying income. A different, higher, tax rate is expected to apply to certain entities that are part of large multinational groups with global consolidated revenue in excess of 750 million Euro (approximately AED3.15 billion (US$0.86 billion); however, such rate has not yet been specified. Certain categories of UAE-sourced income generated by foreign businesses without a permanent establishment in the UAE will be subject to withholding tax at the rate of 0%. It is currently unclear how capital gains derived by foreign businesses from the sale of shares of entities resident in the UAE would be taxed.

Uncertain tax positions

The Group did not accrue any liabilities, interest, or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the six months ended June 30, 2025 and 2024, respectively. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, the reported amounts of revenue and expenses during the reporting periods and the related disclosures in the consolidated financial statements and accompanying footnotes. Out of our significant accounting policies, which are described in Note 2-Significant accounting policies of our consolidated financial statements included elsewhere in this registration statement, certain accounting policies are deemed “critical,” as they require management’s highest degree of judgment, estimates, and assumptions. While management believes its judgments, estimates, and assumptions are reasonable, they are based on information presently available and actual results may differ significantly from those estimates under different assumptions and conditions.

Impairment of Right-of-use Assets and Other Long-lived Assets

We review our right-of-use assets, or ROU assets, and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Factors we consider to be important which could trigger an impairment review primarily include:

●	significant underperformance relative to projected operating results;

●	significant changes in the overall business strategy;

●	significant adverse changes in legal or business environment; and

●	significant competition, unfavorable industry trends, or economic outlook.

When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposal. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss based on the excess of the carrying value over the fair value of the assets. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. As of June 30, 2025 and 2024, there were approximately $0.05 million and $0.05 million of impairment of long-lived assets recognized, respectively.

Revenue recognition

Under Accounting Standard Codification (“ASC”) 606, Revenue from Contracts with Customers, we recognize revenue when a customer obtains control of promised goods or services and recognizes in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. We recognize revenue according to the following five-step revenue recognition criteria based on ASC 606: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price; and (5) recognize revenue when or as the entity satisfies a performance obligation.

We generate revenue by providing (i) MICE management solution services, (ii) packaged tours services, (iii) services for transportation ticketing and accommodation reservation, and (iv) other travel related services. Revenue is recognized when control of the promised services in an arrangement is transferred to the customers in an amount that reflects the expected consideration in exchange for those services.

MICE management solution services revenue

We generate revenue from providing MICE management solution services to the corporate customers for their business purpose tourism. We act as the principal and our performance obligation is to provide the planning, organization, management, and related services for MICE customers. Our services include all aspects of the work from event planning, venue selection, event promotion, event execution, event management, and post-event evaluation. Each contract of MICE management solution services contains a single performance obligation to provide MICE management solution services which is satisfied at the point when the meetings, conferences, and exhibitions are hosted successfully. We determine pricing for each contract separately without any variable considerations. MICE management solution services revenue is recognized on a gross basis at a point in time when the service is completed.

Packaged tours services revenue

We, through our subsidiary, HUNTER INTERNATIONAL TRAVEL & TOURISM L.L.C (“Hunter Dubai”), also operate our self-operated local tour operator business in various destinations by directly providing destination-based services to the organized tour customers, starting from their arrival at the destination and all the way until they depart from the destination. As a self-operated local tour operator, Hunter Dubai integrates the underlying resources such as transportations, accommodations, entertainments, meals, and tour guide services from selected suppliers, directs the selected vendors to provide services on its behalf, and hence sets up the price for the tour. Hunter Dubai is also primarily responsible for fulfilling the promise of the whole packaged tours service, which is a single performance obligation. Accordingly, we, through Hunter Dubai, act as a principal for the self-operated local tour operator business and recognize revenue on a gross basis in accordance with ASC 606.

Commission revenue for air ticketing and hotel reservation

Transportation ticketing services

We receive commissions from travel suppliers for ticketing reservations and other related services through our transaction under various services agreements. Commissions from ticketing reservation services are recognized when tickets are issued, as this is when our performance obligation is satisfied. We are not entitled to a commission fee for the tickets canceled by the end users. Losses incurred from cancelations are immaterial due to a historical low cancelation rate and minimal administrative costs incurred in processing cancelations. We present revenue from such transactions on a net basis as we, generally, do not control the service provided by the travel supplier to the end user and do not assume inventory risk for canceled ticketing reservations.

Accommodation reservation services

We receive commissions from travel suppliers for hotel room reservations through our transactions. Commissions from hotel reservation services rendered are recognized when the reservation becomes non-cancelable (when the cancelation period provided by the reservation expires) which is the point at which we have fulfilled our performance obligation (successfully booking a reservation, which includes certain post-booking services during the cancelation period). Contracts with certain travel suppliers contain incentive commissions typically subject to achieving specific performance targets. The incentive commissions are considered as variable consideration and are estimated and recognized to the extent that we are entitled to such incentive commissions. We generally receive incentive commissions from monthly arrangements with hotels based on the number of hotel room reservations where end users have completed their stay. We present revenue from such transactions on a net basis as we, generally, do not control the service provided by the travel supplier to the end user and do not assume inventory risk for canceled hotel reservations.

Other revenue

Other revenue primarily comprises revenue generated from service fees received from insurance companies and commission fees from other travel-related products and services, such as tourist attraction tickets and visa application services.

Contract balances

When either party to a contract has performed, we would present the contract in the consolidated balance sheets as a contract asset or a contract liability, depending on the relationship between our performance and the customer’s payment.

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If we perform by transferring goods or services to a customer before the customer pays consideration or before a payment is due, a contract asset is recognized for the earned consideration that is conditional. Contract assets are subject to impairment assessment.

A contract liability is recognized when a payment is received, or a payment is due (whichever is earlier) from a customer before we transfer the related services. Contract liabilities are recognized as revenue when we perform under the contract.

During the six months ended June 30, 2025 and 2024, the Group recognized revenue of $155,111 and $142,309, respectively, which was initially recorded as contract liabilities and presented as “Advance from customers” on the consolidated balance sheets at the beginning of each period. As of June 30, 2025 and December 31, 2024, contract liabilities amounted to $610,192 and $303,673, respectively. Subsequently, the Group recognized revenue of $610,192 which was initially recorded as contract liabilities as of June 30, 2025.

Results of Operations

	For the Six Months Ended June 30,
	2025		2024
	USD	%	USD	%
	(Amounts in thousands, except for percentages)
Revenue
MICE management solution services revenue	8,736	89.7	6,335	74.4
Packaged tours services revenue	709	7.3	1,864	21.9
Commission revenue for transportation ticketing and accommodation reservation services	236	2.4	222	2.6
Other revenue	59	0.6	91	1.1
Total revenue	9,740	100.0	8,512	100.0
Cost of revenue	(7,867)	(80.8)	(6,696)	(78.7)
Gross profit	1,873	19.2	1,816	21.3

Operating expenses
Selling and marketing expenses	(746)	(7.7)	(665)	(7.8)
General and administrative expenses	(794)	(8.2)	(1,025)	(12.0)
Total operating expenses	(1,540)	(15.9)	(1,690)	(19.8)

Operating income	333	3.3	126	1.5

Interest Income/(expenses), net	16	0.2	(4)	(0.1)
Other income, net	3	0.1	2	0.1
Income before income tax	352	3.6	124	1.5
Income tax expenses	(22)	(0.2)	(11)	(0.2)
Net income	330	3.4	113	1.3

The six months ended June 30, 2025 compared to the six months ended June 30, 2024

Revenue.    Our total revenue increased by approximately 14% from approximately $8.5 million for the six months ended June 30, 2024 to approximately $9.7 million for the six months ended June 30, 2025, primarily due to the increased MICE services demand from the corporate customers driven by the recovery of MICE travel from the COVID-19 pandemic and the UAE government’s support for the tourism industry.

Cost of Revenue.    Our cost of revenue increased by approximately 17% from approximately $6.7 million for the six months ended June 30, 2024 to approximately $7.9 million for the six months ended June 30, 2025. The increase was primarily due to the higher number of tourist guide employees hired to meet the growing demand for MICE management solution services.

Gross Profit.    As a result of the factors set out above, our gross profit increased by approximately 3% from approximately $1.8 million for the six months ended June 30, 2024 to approximately $1.9 million for the six months ended June 30, 2025.

Selling and Marketing Expenses.    Our selling and marketing expenses increased by approximately 12% from the six months ended June 30, 2024 to the six months ended June 30, 2025. This increase was primarily due to the increase of the compensation to sales personnel, including salaries, performance-based bonus, and other benefits with the increase of revenue.

General and Administrative Expenses.    Our general and administrative expenses decreased by approximately 23% from approximately $1.0 million for the six months ended June 30, 2024 to approximately $0.8 million for the six months ended June 30, 2025. This decrease was primarily due to the Company’s ongoing efforts to streamline internal administrative procedures and enhance employee efficiency, which led to a reduction in staff costs.

Operating income.    As a result of the factors set out above, we had approximately $0.3 million and $0.1 million operating income for the six months ended June 30, 2025 and 2024, respectively.

Other Income, net.    We recorded other income of $0.003 million and $0.002 million for the six months ended June 30, 2025 and 2024, respectively, which was mainly due to the gains from assets disposal.

Net income.    As a result of the foregoing, we had net income of approximately $0.3 million and $0.1 million for the six months ended June 30, 2025 and 2024, respectively.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in “Note 2 — Significant accounting policies — Recently issued accounting pronouncements of our consolidated financial statements.

Liquidity and Capital Resources

Cash Flows and Working Capital

As of June 30, 2025 and December 31, 2024, we had cash and cash equivalents of approximately $1.3 million and $1.3 million, respectively, and restricted cash of approximately $0.3 million and $0.3 million, respectively. We believe that our current cash, cash to be generated from our operations, and access to capital market will be sufficient to meet our working capital needs for at least the next twelve months. We do not have any amounts committed to be provided by our related party. We are also not dependent upon future financing to meet our liquidity needs for the next twelve months. In order to implement our growth strategies, we plan to expand our business and may need more capital through equity financing to expand our production and meet market demands.

We may, however, decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. We may need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures, or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities.

The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our ability to manage our working capital, including receivables and other assets and liabilities and accrued liabilities, may materially affect our financial condition and results of operations.

The following table sets forth a summary of our cash flows for the periods presented:

	For the Six Months Ended June 30,
	2025	2024
	USD	USD
	(Amounts in thousands)
Summary Consolidated Cash Flow:
Net cash provided by operating activities	313	386
Net cash used in investing activities	(64)	(3)
Net cash used in financing activities	(200)	—
Net increase in cash and cash equivalents and restricted cash	49	383
Cash and cash equivalents and restricted cash, at beginning of the period	1,285	779
Cash and cash equivalents and restricted cash, at end of the period	1,334	1,162

The six months ended June 30, 2025 compared to the six months ended June 30, 2024

Operating Activities

We recorded net cash provided by operating activities of approximately $0.3 million for the six months ended June 30, 2025. The difference between our net income of approximately $0.3 million and the net cash provided by operating activities was primarily due to (i) an adjustment of approximately $0.1 million in non-cash items, which mainly consisted of amortization of right-of-use assets approximately $0.08 million; (ii) an increase of prepayment and other current assets of approximately $0.4 million; and (iii) an increase of advance from customers of approximately $0.3 million.

We recorded net cash provided by operating activities of approximately $0.4 million for the six months ended June 30, 2024. The difference between our net income of approximately $0.1 million and the net cash provided by operating activities was primarily due to (i) an adjustment of approximately $0.3 million in non-cash items, which mainly consisted of allowance for expected credit loss of approximately $0.2 million; (ii) an increase of prepayment and other current assets of approximately $0.1 million ; and (iii) a decrease of accrued expenses and other current liabilities of approximately $0.1 million.

Investing Activities

Net cash used in investing activities was approximately $0.064 million for the six months ended June 30, 2025, primarily due to the purchase of equipment.

Net cash used in investing activities was approximately $0.003 million for the six months ended June 30, 2024, primarily due to the purchase of equipment.

Financing Activities

Net cash used in financing activity for the six months ended June 30, 2025 was approximately $0.2 million due to the capitalization expenses incurred during the listing process.

There was no cash generated or used for the six months ended June 30, 2024.

Trend Information

Other than as described elsewhere in this prospectus, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material adverse effect on our revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information not necessarily to be indicative of future operating results or financial condition.

Holding Company Structure

We are a holding company with no material operations of our own. As a holding company, we conduct our operations primarily through our subsidiaries, Hunter Dubai and MULTIPLE EVENTS L.L.C (“Multiple Dubai”). As a result, our ability to pay dividends depends upon dividends paid by Hunter Dubai and Multiple Dubai. If they incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Inflation

Since inception, inflation in the UAE has not materially affected our results of operations. According to the UAE Federal Competitiveness and Statistics Authority, the year-over-year percent changes in the consumer price index for December 2023 and December 2024 was an increase of 1.63% and a decrease of 1.66%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if the UAE experiences higher rates of inflation in the future.

Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, which cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

We are subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on our consolidated business, financial position, cash flows, or results of operations taken as a whole. As of the date of this report, we are not a party to any material legal or administrative proceedings.

Quantitative and Qualitative Disclosures about Market Risk

Concentration of credit risk

Financial instruments that potentially subject us to the concentration of credit risks consist of cash, restricted cash, accounts receivable, and amounts due from related parties. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. We deposit our cash and restricted cash with financial institutions located in jurisdictions where the subsidiaries are located. We believe that no significant credit risk exists as these financial institutions have high credit quality.

Accounts receivables are typically unsecured and are derived from revenue earned through third-party consumers. We conduct credit evaluations of third-party customers and related parties, and generally do not require collateral or other security from its third-party customers and related parties. We establish an allowance for expected credit loss primarily based upon the age of the receivables and factors surrounding the credit risk of specific third-party customers and related parties.

Concentration of customers and suppliers

For the six months ended June 30, 2025 and for the year ended December 31, 2024, there was no customer accounted for more than 10% of the total revenue of the Group. As of June 30, 2025, and December 31, 2024, there was no customer accounted for more than 10% of the Group’s accounts receivable.

For the six months ended June 30, 2025 and for the year ended December 31, 2024, there was one supplier, supplier A, from whom purchases individually represent greater than 10% of the total purchases of the Group, and the total purchase from this supplier accounted for approximately 16.4% and 19.8% of the Group’s total purchase for the six months ended June 30, 2025 and for the year ended December 31, 2024, respectively. As of June 30, 2025 and December 31, 2024, there was no supplier accounted for more than 10% of the Group’s accounts payable.

Currency convertibility risk

All of our revenue and expenses are denominated in AED. The functional currency of our Company is U.S. dollars. The functional currency of our subsidiaries incorporated in the UAE is AED. We use U.S. dollars as our reporting currency.

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currency are translated into the functional currency using the applicable exchange rate at the balance sheet date. The exchange differences are recorded in general and administrative expenses in the consolidated statements of comprehensive income.

The AED has been pegged to the US dollar at 3.6725 AEDs per U.S. dollar since November 1997. However, there can be no assurance that the AED will not be de-pegged or that the existing peg will not be adjusted in the future.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.